

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Mr. Robert C. Owen
Executive Vice President and Chief Financial Officer
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

> **Re: Corinthian Colleges, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 24, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 4, 2012**
> **Response dated June 4, 2012**
> **File No. 0-25283**

Dear Mr. Owen:

We have reviewed your response letters dated June 4, 2012, May 4, 2012, March 23, 2012 and your filings and have the following comments. As noted in our letter dated February 22, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Nine Months Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 20

1.   We have read your responses dated May 4, 2012 and June 4, 2012. We disagree with your valuation approach to the accreditation asset. Although our correspondence with you has been limited to your impairment testing, we would also disagree with your valuation approach if it was applied to the initial purchase price allocation that resulted in the recognition of the accreditation asset from a business combination. Specifically, we disagree with the use of a modified Greenfield approach within the "without" scenario, certain assumptions in the "without" scenario, and the lack of terminal value in both scenarios. Please tell us if this valuation approach was used in your initial purchase price allocation. If it was, please provide us with a revised analysis that accurately values the accreditation asset at the purchase price measurement date. If it was not, please tell us what valuation approach you used, why your impairment testing valuation approach differs, and provide to us a revised analysis that accurately values the accreditation asset as of the impairment testing date.

Liquidity and Capital Resources, page 24

2.   We note your response to comment four from our letter dated May 18, 2012. Your revised disclosures were responsive in part to our comment. However, please comply with the remainder of the comment by expanding the discussion of the ASFG loan program to provide a complete picture of the expected cash flows over the life of the program and the periods affected. In this regard, disclose the total amount of discount expected to be paid to ASFG, other transaction and related fees, and revenue to be recognized from loans funded under this program.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French

                                        Larry Spirgel
                                        Assistant Director